File No. 70-9625
                   (Mountaineer Gas Acquisition)

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                    AMENDMENT NO. 4 to FORM U-1

                   APPLICATION/DECLARATION UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 _________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740

                     Monongahela Power Company
                      (d/b/a Allegheny Power)
                       1310 Fairmont Avenue
                   Fairmont, West Virginia 26554

                      Mountaineer Gas Company
                        414 Summers Street
                  Charleston, West Virginia 25301
                __________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Robert R. Winter, Esq.
                      Deputy General Counsel
                          Allegheny Power
                       1310 Fairmont Avenue
                   Fairmont, West Virginia 26554

                       Anthony Wilson, Esq.
                          Senior Attorney
                 Allegheny Energy Service Company
                       10435 Downsville Pike
                       Hagerstown, MD 21740

1.   Applicants hereby amend the application by deleting Item No.
     2. Fees, Commissions and Expenses which reads:

      The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with this Transaction are ______________ (to be filed by amendment).

And replacing it with the following:

     Fees and expenses in the estimated amount of $100,000 plus ordinary expenses of approximately $500 are expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

2. Applicants hereby amend Item No. 3, subsection A, by deleting subsection A and replacing it with the following:

     A.   Section 3(a)(2)

      Section 3(a)(2) of the Act is applicable to the proposed transaction. Under section 3(a)(2), the Commission can exempt a holding company and its subsidiaries from any provision or provisions of the Act that would apply to such companies if it finds that "such holding company is predominantly a public-utility company whose operations as such do not extend beyond the state in which it is organized and states contiguous thereto . . ." unless it finds the exemption "detrimental to the public interest or the interest of investors or consumers." For the reasons set forth below, the standards of section 3(a)(2) are satisfied with respect to this Transaction and the requested exemption should be granted.

          1.       "Predominantly"
     In the Commission's Houston Industries order,<F1> which built on the Commission's reasoning and findings in the Northern States Power Company order,<F2> the Commission noted that:
     Section  3(a)(2)  has  no specific  numerical  test  to
     determine  when a company is "predominantly" a  utility
     rather   than   a  holding  company.  In  making   this
     determination, the Commission has often used  numerical
     indicators  to  compare the utility operations  of  the
     holding  company, as a separate entity, and the utility
     operations  of  its  subsidiaries,  with  the  greatest
     emphasis placed on the relative gross revenues  of  the
     companies in question.<F3>   Other indicia,  such   as


<F1> Holding Co. Act Release No. 26744 (July 24, 1997).
<F2> Holding Co. Act Release No. 22334 (Dec. 23, 1981).
<F3>  Citing  Union Electric Co., 40 SEC 1072 (1964).  When
applying these criteria, the Commission has generally granted exemptions where the ratio of the subsidiaries' gross utility revenues to those  of  its  parent was not more than approximately  25%.  See,
e.g., Ohio Edison Co., Holding Co. Act Release No. 21019 (Apr. 26,
1979) (16.9%); Delmarva Power & Light Co., Holding Co. Act Release
No.  19717 (Oct. 19, 1976) (25.8%); and Washington Gas Light  Co.,
Holding   Co.  Act  Release  No.  1964  (Mar.  5,  1940)  (23.7%).
Exemptions  have generally been denied in cases where  this  ratio was  35% or more. See, e.g., Union Electric Co., 5 SEC 252  (1939)
(35.7%); and Wisconsin Electric Power Co., Holding Co. Act Release
No. 8741 (Dec. 20, 1948) (54.7%).

     operating  income and utility assets,  have  also  been
     considered   in  determining  whether   to   grant   an
     exemption.<F4>  .  in  considering whether  the  exemption under  section  3(a)(2) is available, [the  Commission]
     must   "construe  the  statute  according  to  a   fair
     interpretation of its terms."<F5>
When applying these criteria, the Commission has generally granted exemptions where the ratio of the subsidiaries' utility operating income to that of the parent was not more than approximately
35%.<F6> Exemptions have generally been denied in cases where this ratio was 35% or more.<F7> As set forth below, this Transaction satisfies the Commission's criteria.
     In   the   Houston   Industries  case,   Houston   Industries
Incorporated,  an  exempt  public  utility  holding  company,  and
Houston Power & Light, its electric public utility subsidiary company, sought Commission approval to first merge (forming
Houston  Industries Incorporated) and then to have  the  surviving entity  acquire NorAm Energy Corporation ("NorAm"), a gas  utility
company,   as  a  new  subsidiary.   The  Commission,   after   an
examination  of all of the factors it identified as indicative  of the  relative size of the utility operations of Houston Industries and NorAm, held that on the basis of all of the facts and circumstances Houston Industries was predominantly a utility rather  than  a  holding  company within the  meaning  of  section
3(a)(2).   As  of December 31, 1996 and for the year  then  ended,
NorAm's  utility operating revenues equaled approximately  53%  of
Houston  Industries' operating revenues, NorAm's utility operating income  was 24.3% of Houston Industries' utility operating income, and  NorAm's  utility  assets were 18.1%  of  Houston  Industries'
utility  assets. The Commission held that the ratios of  operating income  and  utility assets were consistent with ratios  in  prior orders granting an exemption.
     In  this  Transaction, as of December 31,  1999,  Mountaineer
Gas'   utility  operating  revenues  were  approximately  26%   of
Monongahela  Power's  operating revenues,  its  utility  operating income  was  15% of Monongahela Power's utility operating  income, and  its  utility  assets were 13% of Monongahela Power's  utility
assets.<F8>   In  this case the ratios are lower than the ratios
in past   cases   where   exemptions  were  granted.    Additionally,
Monongahela   Power,  with  approximately  393,000  customers   is
approximately twice as large as Mountaineer Gas, which has approximately 200,000 customers.<F9>


<F4> Citing Union Electric Co., 40 SEC 1072, 1077 (1962); and
Northern States Power Co., Holding Co. Act Release No. 22334 (Dec.
23, 1981).
<F5> Citing Union Electric Co., 5 SEC 252, 261 (1939).
<F6>  See, e.g., Houston Industries Inc., Holding Co. Act Release
No. 26744  (July  24, 1997) (24.3%); Union Electric Co., 40  SEC  1072
(1964).; Ohio Edison Co., Holding Co. Act Release No. 21019  (Apr.
26,  1979)  (16.9%); Delmarva Power & Light Co., Holding  Co.  Act
Release  No.  19717  (Oct. 19, 1976) (25.8%); and  Washington  Gas
Light  Co.,  Holding  Co.  Act Release No.  1964  (Mar.  5,  1940)
(23.7%).
<F7>  See,  e.g.,  Union Electric Co., 5 SEC 252 (1939) (35.7%);
and Wisconsin Electric Power Co., Holding Co. Act Release No. 8741 (Dec. 20, 1948) (54.7%).
<F8>  It should be noted that by orders of the West Virginia PSC and the Public Utility Commission of Ohio, Monongahela Power will be seeking Commission authority to transfer its electric generating
assets   to  its  generating  affiliate  Allegheny  Energy  Supply
Company, LLC on or before February 1, 2001. The transfer  is  part of the continuing restructuring of the electric industry.
<F9>  In  Houston  Industries  the  Commission  noted  that
Houston Industries' utility operations were entirely electric and NorAm's were entirely gas, a comparison of units of energy sold is not
relevant   and  because  Houston  Industries'  customer   mix   is
significantly different from that of NorAm, the relative number of customers is not indicative of the size of the two utility
businesses.    Similarly, Monongahela Power's  utility  operations
are almost entirely electric but for 24,000 newly acquired gas customer resulting from the acquisition of West Virginia Power, and Mountaineer Gas' are entirely gas, a comparison of units of energy sold is not relevant and because the customer mix is significantly different from that of Mountaineer Gas, the relative number of customers is also not indicative of the size of the two utility businesses.

     The  Commission, in Houston Industries, held  that  following the transaction: "Houston Industries would control NorAm and enjoy the incidents of predominance" as established in prior
cases.<F10> In those prior cases the Commission relied upon the comparison of the utility subsidiaries' gross operating revenues as a percentage of  the  gross  operating revenues of the parent  (the  "gross-to-
gross  test").   In  Houston Industries, on a gross-to-gross  test
basis,  NorAm's  gross  operating utility revenues  in  1996  were
approximately  53% of those of Houston Lighting &  Power.   Stated
differently, NorAm's gross operating utility revenues in 1996 were
34%  of  the combined gross utility operating revenues of  Houston
Lighting  &  Power and NorAm in 1996.  In the present  matter,  as stated,  on  a gross-to-gross test basis, Mountaineer  Gas'  gross operating  utility  revenues in 1999  were  approximately  24%  of
Monongahela   Power's   gross  operating  utility   revenues   and
represents 19% of the combined gross utility operating revenues of Mountaineer Gas and Monongahela Power.

      The Commission has also made other comparisons of utility / combined utility operations. In Houston Industries the Commission found that NorAm accounted for approximately 15% of total combined utility assets (i.e., net property, plant and equipment) and approximately 20% of utility net operating income for 1996. In this case, as previously noted in Item No. 1, subsection C, for the period ended December 31, 1999, Mountaineer Gas' net utility plant represents 13% of the combined net utility plant of
Mountaineer   Gas  and  Monongahela  Power  after   the   proposed
Transaction.

     Finally, as Monongahela Power will conduct far more utility business directly as an operating company as it existed immediately prior to the Transaction than it will conduct indirectly as a holding company (through ownership of Mountaineer Gas as a subsidiary), as held in Houston Industries, the fair interpretation of "predominantly" dictates that Monongahela Power be viewed as predominantly a public-utility company and not a holding company. As demonstrated, the Commission's prior holding that Houston Industries would "enjoy the incidents of predominance" as NorAm's gross utility operating revenues would constitute a clear minority of the combined gross utility operating revenues is equally applicable to Monongahela Power in this proposed Transaction. Applicants conclude that this Transaction and application satisfies the Commission's requirements for a Section 3(a)(2) exemption, as Monongahela Power's operations are, as demonstrated, predominant whether considered prior to or following the Transaction. Accordingly, the Section 3(a)(2) exemption should be granted.

          2.       Contiguity

     Eligibility for a Section 3(a)(2) exemption also includes the requirement that the holding company be "a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto." Mountaineer Gas' will continue to operate in West Virginia. Ohio is contiguous to


<F10> Houston Industries Inc., Holding Co. Act Release No. 26744
at pg. 14.

West Virginia. However, it is not required that Mountaineer Gas operate in Ohio. In Union Electric Co.,<F11> the Commission noted that in Section 3(a)(2) "there is not a single word referring to subsidiaries but that various other sections of the Act (including
Section 3(a)(1)) specifically refer to the operations, activities or place of incorporation of the subsidiaries of the holding company seeking exemption."

     In prior orders, the Commission concluded that "it is plain that under that subsection [3(a)(2)] Congress intended us to ignore as irrelevant the place of operation of the operating subsidiaries of the holding company, and that we should in the instant case consider solely whether the operations of Union
Electric itself, as an operating company, are confined to the state of Missouri and contiguous states."<F12> In a later proceeding, the Commission again affirmed that "[c]ontiguity of the utility subsidiaries is not required by paragraph (2) of section
3(a)."<F13> Applying the plain words of the Act, particularly the term "as such," Monongahela Power will satisfy the contiguity requirement because its operations will be conducted exclusively in West
Virginia and Ohio.

          3.   The Unless And Except Clause

     Under the "unless and except" clause of Section 3(a), the Commission would have the authority to revoke or deny Monongahela Power's Section 3(a)(2) exemption if the Commission were to determine that the exemption is "detrimental to the public interest or the interest of investors or consumers." The Commission has rarely invoked this authority, and recent Commission orders granting Section 3 exemptions for combination gas and electric companies indicate that the Commission should not find the proposed transaction to be detrimental so as to justify invocation of the "unless and except" clause.

     In the past, the Commission disfavored combination gas and electric systems, even among exempt holding companies.<F14>
Moreover, Section 11 of the Act restricts combining gas and electric systems in registered holding companies. The Commission has explicitly stated, however, that "this Section 11] standard is not in terms applicable to an application for exemption under 3(a)(2), since that provision does not require that the system be a single integrated system, but rather that it be predominantly a public-utility company."<F15> The Commission has further noted that "in a number of prior cases, the Commission has held that combination companies may receive an exemption even though they did not meet the single integrated system standard of Section
11(b)(1).<F16>


<F11> 5 S.E.C. 252 (1939).
<F12>  This  approach  coincides with the Commission's  intention to flexibly interpret the geographic requirements for an integrated public-utility system under Section 2(a)(29) of the Act. See 1995 Staff Report at 72-74 ("noting that the relevance of physical and geographic integration to a sound public-utility industry has diminished").
<F13>  In  re Northern States Power Co., Holding Co. Act Release
No. 22334 (December 23, 1981) (approving the acquisition by a holding company of a subsidiary and allowing the holding company to
maintain    exempt    status   pursuant   to   Section    3(a)(2),
notwithstanding that the new subsidiary had operations in states non-contiguous to the state of organization of the holding company). See also, however, In re Eastern Pub. Serv. Co., Securities Act Release No. 1973 (1940).
<F14> In re Illinois Power Co., 44 S.E.C. 140 (1970).
<F15>  In  re  Delmarva Power & Light Co., Holding  Co.  Act
Release No.19717 (October 19, 1976).
<F16>  Id.

Indeed, the Commission has recognized that while its past effort to further public and consumer interest by keeping electric and gas systems separate may have been "[v]alid and constructive . .
 .in its day, that approach may now be outmoded."<F17>

     The  Commission  has  noted  that  the  "broad  and  flexible language" of the "unless and except" clause should be read  "in  a way  that  makes  economic  and  social  sense  in  the  light  of
contemporary realities."<F18>   In recent proceedings the
Commission has determined that one of the "contemporary realities" to consider in deciding whether an exemption would be contrary to the
public   interest  is  "the  protection  afforded  to   investors,
consumers,  and  the  public by the existence  of  vigorous  state
regulation."<F19>    The  Commission  has  granted   exemptions
to combination electric and gas companies where it has found that the existence of local and state regulation of the utility industry
was   sufficient  to  ensure  that  the  interests  of  consumers, investors and the public would be protected.<F20> These decisions were based on an earlier statement by the Commission that competition in the energy industry is a "question of state policy" and that the conclusions of local officials "should be given great weight in determining whether the public interest would in fact be adversely affected."<F21>

     The proposed transaction, and thus the resulting holding company structure, are subject to approval of the West Virginia PSC under whose regulatory both Monongahela Power and Mountaineer Gas operate, and, indeed, have received approval for this Transaction. The West Virginia PSC will retain jurisdiction over Monongahela Power and Mountaineer Gas. In this matter the grant of an exemption from the Act would not result in a regulatory gap and therefore, would not be detrimental to the public interest. Rather, the resulting holding company will serve the public interest and the interest of investors and consumers by producing a number of economies and efficiencies, similar to economies and efficiencies upon which the Commission has in the past looked favorably.<F22>

     Finally, and most significantly, the resulting holding company will permit both Monongahela Power and Mountaineer Gas to respond more rapidly and effectively to the changing nature of the electric and gas industries in the face of the convergence of the electricity and natural gas markets. Moreover, a holding company

<F17>  Union Elec. Co., 45 S.E.C. 489 (1974), aff'd without
opinion sub nom. City of Cape Girardeau v. S.E.C., 521 F.2d 324 (D.C. Cir.
1975).
<F18> Id.
<F19> WPL Holdings, Inc., Holding Co. Act Release No. 24590
(February
26, 1988).
<F20>  This deference to local officials and increased acceptance of combined gas and electric systems were reflected in the 1995 Staff Report. See, e.g., 1995 Staff Report at 74-76. In light of the recommendations and the approach of the 1995 Staff Report, and considering the numerous instances where the Commission has
exempted   combination  companies  in  the  past,   the   proposed
transaction should not raise any concerns that it is detrimental to interests of consumers, investors or the public. See also Dominion Resources Inc., Holding Co. Act Release No. 24618 (April
5, 1988).
<F21> In re Northern States Power Co., 36 S.E.C. 1 (1954).
<F22>  See, e.g., In re Illinova Corp., Holding Co. Act Release
No. 26054 (May 18, 1994) (granting exemption requested in connection with a proposed merger based on an application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

structure would give both Monongahela Power and Mountaineer Gas greater flexibility to take advantage of the lowest-cost financing opportunities that are specifically designed for their manifestly different utility businesses. In addition, the combination of Monongahela Power's electric market knowledge with Mountaineer Gas's wholesale gas operations and skills will help propel the combined company forward in the converging wholesale energy markets, benefiting investors.

3.   Applicants hereby amend Item No. 6, Exhibits and Financial
     Statements, by filing the following:

           (a) Exhibits

               B-1  Stock Purchase Agreement

               B-2  Affidavit of Peter J. Dailey

               D-1  Application to the West Virginia Public
                    Service Commission

               D-2  Order  of  the  West Virginia  Public  Service
                    Commission

               D-3  Hart-Scott Rodino Notification Filing (Via Form SE)

               D-4  Application   to  the  Federal  Communications
                    Commission

               D-5  Order of the Federal Communications Commission
                    (via Form SE)

               D-6  Cost Study  (filed confidentially)

               E Map showing combined service territory of Monongahela Power and Mountaineer Gas (Via Form SE)

               F    Opinion of Counsel

               G    Financial Data Schedules (filed confidentially)

               H    Form of Notice - Filed Feb. 4, 2000

          (b)  Financial Statements as of March 31, 2000

               FS-1 Monongahela  Power balance sheet, per books and pro
                    forma (filed confidentially)

               FS-2 Monongahela Power statement of income and retained
                    earnings, per books and pro forma (filed confidentially)

                              SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              ALLEGHENY ENERGY, INC

                              /s/ THOMAS K. HENDERSON

                              By _____________________________
                                   Thomas K. Henderson


                              MONONGAHELA POWER COMPANY

                              /s/ THOMAS K. HENDERSON

                              By _____________________________
                                   Thomas K. Henderson



Dated:  July 13, 2000

                           July 13, 2000


United States Securities and Exchange Commission
Attn: Jonathan G. Katz, Secretary
450 5th Street, NW
Judiciary Plaza
Washington, D.C. 20549

     Re:  Form SE - File No. 70-9625 [Mountaineer Gas Acquisition]

Gentlemen:

     Enclosed is a copy of Form SE that should accompany Amendment No. 4, filed via Edgar, in the above referenced file. The attached letter requests confidential treatment of Exhibits FS-1, Monongahela Power consolidated balance sheet, per books and pro forma; FS-2, Monongahela Power, consolidated balance sheet, statement of income and retained earnings per books and pro forma.


                                   Sincerely,

                                   /s/ THOMAS K. HENDERSON

                                   Thomas K. Henderson




Enclosures:  Form SE
             Request for Confidential Treatment
             Confidential Exhibits and Financial Statements

cc:  Catherine A. Fisher, IM/OPUR
     Robert P. Wason, IM/OPUR

                              FORM SE
           FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
                       BY ELECTRONIC FILERS




MONONGAHELA POWER COMPANY               0000067646
______________________________          ________________________
Exact name of registrant as             Registrant CIK Number
specified in charter



Amendment No.4                          File No. 70-9625
______________________________          ________________________
Electronic Report, schedule or          SEC file number, if
available
registration statement
of which the documents are a part

__________________________________________________________________
_
                Name of Person Filing the Document
                  (if other than the Registrant)

                            Signatures


                    Filings Made by the Registrant:

                    MONONGAHELA POWER COMPANY
                    (Registrant)

                    _________________________________________
                    Thomas K. Henderson


Filings Made by Person Other Than the Registrant:

     After reasonable inquiry and to the best of my knowledge and belief, I certify on _____________, 2000, that the information set forth in this statement is true and complete.


_____________________________________       By:  (Name)


_____________________________________            (Title)

Documents Filed Herewith:

     a.   Exhibits and Financial Statements

	    D-3  Hart-Scott Rodino Notification Filing

          D-5  Order of the Federal Communications Commission

          D-6  Cost Study

          E Map showing combined service territory of Monongahela Power and Mountaineer Gas

          FS-1 Monongahela Power consolidated balance sheet, per books and pro forma;

          FS-2 Monongahela Power statement of income and retained earnings per books and pro forma.

     b.   Confidential Treatment Requested for the following:

          D-6  Cost Study

          FS-1 Monongahela Power consolidated balance sheet, per books and pro forma;

          FS-2 Monongahela Power statement of income and retained earnings per books and pro forma.

                           July 13, 2000

United States Securities and Exchange Commission
Attn: Jonathan G. Katz, Secretary
450 5th Street, NW
Judiciary Plaza
Washington, D.C. 20549

   Re:  Monongahela Power Company - Request for Confidential
Treatment

Gentlemen:

     Pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), we hereby request confidential treatment for the attached filing of Exhibits D-6, Cost Study, FS-1, Monongahela Power consolidated balance sheet, per books and pro forma, and FS-2, Monongahela Power statement of income and retained earnings per books and pro forma, made under the Act in File No. 70-9625, as part of Amendment No. 4.

     The reason for the request is that the information contained in the attached filing includes financial forecasts and strategic planning information which is proprietary and confidential in nature and which is otherwise not publicly available.

                                   Sincerely,


                                   Thomas K. Henderson


Enclosure: Confidential Exhibits and Financial Statements

cc:  Catherine A. Fisher, IM/OPUR
     Robert P. Wason, IM/OPUR
     Chris Chow, IM/OPUR

     Exhibits and Financial Statements

        D-6  Cost Study

        FS-1 Monongahela Power consolidated balance sheet, per books and pro forma;

        FS-2 Monongahela Power statement of income and retained earnings per books and pro forma.